Dear investors,

I want to thank everyone for being alongside us for this journey so far. Every morning I'm reinvigorated by our mission statement of "changing energy for the better" and have loved the journey thus far. We've come a long ways from when we first met and there's an exciting journey ahead of us as well. The task before us seems to grow in both size and challenge but we've found some awesome partners to help us reach our goals in Espritu Design and Dr. Juhyeong Lee. Their technical knowledge is just what we needed to bring our turbine into reality. I'm committed to our mission to change energy for the better and look forward to the day when, no matter where you go, you'll see our turbine in every city in every country in every corner of the world. You'll be the one's who will have made that possible, so thank you.

We need your help!

Our board of directors is urging me to bring on an angel investor or VC/PE group. I've seen several companies crumble because of a toxic relationship with their VC firm. VC's seem to always want to load up a company with debt, pump up sales, then sell the company. This leads to bad decision-making that focuses only on increasing sales and profits which almost always comes at the expense of product quality and customer service. This is why I'm hesitant to

product quality and customer service. This is why I'm hesitant to bring on a group that I don't have a personal relationship with. If anyone knows of anyone personally in this area, I'd love to meet with them to see if there's a fit between our mission and their investment philosophy.

Sincerely,

Nicholas Hodges

Founder

How did we do this year?

REPORT CARD

A-

☺ The Good

Finished in-house development as much as possible. Turbine was showing it was doing what it was supposed to be doing.

We found a top-class prototyping firm to help us finish the turbine. They have experts in fluid dynamics and materials science.

We found someone to engineer the blade. It's a novel turbine and will thus need a novel blade.

☹ The Bad

Our 3rd party testers were unable to setup the turbine for testing. They said nothing until after they told us they were finished.

The feasibility study went longer than expected, delaying the raise from early spring to late summer which put us in a cash crunch.

The turbine needs more work to optimize than I'd hoped. I was hoping for 6 months but the engineers need 2 years.

2023 At a Glance

January 1 to December 31


$$$$

$0
Revenue



-$325,059
Net Loss


IOU!

$6,373 +326%
Short Term Debt



$0
Raised in 2023



$9,590
Cash on Hand
As of 08/18/24

INCOME BALANCE NARRATIVE


Revenues
Profit
$0
$0
-$220,489
-$325,059
2022
2023

Net Margin: 0% Gross Margin: 0% Return on Assets: -187% Earnings per Share: -$0.07

Revenue per Employee: $0 Cash to Assets: 88% Revenue to Receivables: 0 Debt Ratio: 4%

Halcium_Energy_Financial_Statements_FINAL.pdf

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Thank You!

From the Halcium Energy Team



Nicholas Hodges

Founder

Startup and small business lover.

Expert in growing and scaling companies.



Emil Bohn

Growth Adviser

Emil has 30+ years of experience helping young, high-growth companies, leading both private and public companies....



Theodore Espiritu

Technical Lead (3rd Party)

Theodore is the founder and director of Espiritu Design. For the past 17 years, he's developed new products for...



Dr. Juhyeong Lee

Technical Adviser (3rd Party)

Dr. Juhyeong Lee is a professor of engineering at Utah State University. After seeing our turbine in testing by a 3rd part...

Details

The Board of Directors

Director	Occupation	Joined

Nicholas Hodges	CEO @ Halcium Energy Inc	2021
Debbie Hodges	Marketing & Design @ Self-employed	2021
Emil Bohn	Executive consultant @ Self-employed	2021

Officers

Officer	Title	Joined
Nicholas Hodges	CEO Secretary	2021

Voting Power

Holder	Securities Held	Voting Power
Nicholas Hodges	5,000,000 Common Class B	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
09/2021	$899,261		4(a)(6)
07/2024	$10,000		Other

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Nick Hodges	07/15/2024	$10,000	$10,000	0.0%		Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Class A	20,000,000	0	Yes
Common Class B	5,000,000	5,000,000	Yes
Preferred	10,000,000	0	Yes

Warrants:	0
Options:	0

Form C Risks:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a

such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We may never have an operational product or service (or any sales of any kind). There may never be an operational Powerpod (or any other product now or hereafter envisioned by the Company), despite the Company's hopes and forecasts to the contrary, and it is possible that any such product never is brought to market, as a result of any technical or business challenges that may exist or arise. It is possible that the failure to release such product is the result of a change in business model upon Company's making a determination that its business model, or some other factor, will not be in the best interest of Company and/or its shareholders, creditors or other stakeholders.

Management has broad discretion as to use of proceeds and may fail to make allocation decisions that achieve success. Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is merely an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Regulatory issues may prevent or substantially impede the Company's success. Regulatory or governmental requirements and rules may exist, or become enacted, in any markets where the Company hereafter does business, which may harm or limit the Company or its operations. For example, local zoning ordinances in markets where we do business may limit installation of our products, such as the PowerPod, on customer's rooftops, likely decreasing the sales potential in such market.

The Company may choose to close the round with an amount less than the stated maximum funding amount of the WeFunder campaign. Even if a larger amount is funded, the Company may choose to only take a portion of amount that has actually been funded. If the amount closed, up to and including the maximum campaign goal, is insufficient to reach our goals, another round will have to be raised in order to continue operations. There is no guarantee another round could be raised.

Even if we hit our technical goals, we may lack the funds needed begin manufacturing and purchase the initial round of inventory. The amounts needed for inventory, factory tooling, and initial costs may exceed the amounts left over from this initial raise. If so, an additional raise may be necessary. If we're unable to raise another round to pay for these, or any other necessary costs to begin selling product and operating a viable company, we may not be successful or our success could be limited compared to what it could have otherwise been.

Significant changes in the Company's goals, product mix and/or our business model are possible and may give rise to additional risks. We are an early-stage venture. It is possible that, we may end up designing new or different products from any we currently intend to design (such as the PowerPod). Similarly, we may venture into industries and/or markets which we do not currently contemplate entering. These industries and/or markets may present risks which are not currently understood by us or you, which risks could harm the

present risks which are not currently understood by us or you, which risks could harm the Company and/or its results of operations.

Our trademarks, copyrights (if any) and other intellectual property could be unenforceable or ineffective. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design or brand around our intellectual property, find prior art (or other legal arguments) to invalidate it (as applicable) or render any patent, trademark or other intellectual property rights we may obtain unenforceable or ineffective through some other mechanism. This could also impair the Company's ability to compete in the marketplace.

Certification risks apply. Anticipated components of our products may require certification (for example, UL certification) for installation in various markets—this could be regional or specific to the product type. It is possible that our products do not gain UL certification (if applicable, or any other certification that is required under applicable law to use or install), which could harm our operational and financial performance.

The Company’s success is tied to intellectual property rights, and it faces material risks related to intellectual property. There is/are patent(s) pending with the U.S. PTO in relation to the Company’s technology; the rights to such patent(s) are held by an affiliate entity of the Company (the “Related Party IP Owner”), and not by the Company directly. Therefore, the Company will not have direct control over all patent-related rights in connection with its business. It may be difficult or impossible for the Related Party IP Owner to obtain approval of such patent(s) pending. Such patent right(s) (and any other intellectual property rights) may be difficult or impossible to obtain and/or protect in various markets which we decide to enter. The Company's intellectual property (such as patents, trademarks, copyrights (if any), internet domain names, and trade secrets (if any) may not be (or ever become) registered with the proper authorities. If the Company becomes involved in any litigation or dispute as to any matter related to intellectual property, it could be or become very expensive and harm the Company’s financial results.

The Securities are subject to numerous restrictions and limitations and could prove to be totally illiquid. The Securities are subject to numerous transfer restrictions (both by the SEC and pursuant to the terms of the SAFEs themselves) and will likely be highly illiquid, with no currently established secondary market on which to sell them, and this is likely to be the case for some significant amount of time and potentially forever. The Securities, being SAFEs, are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

It is possible that the Securities may never become convertible or that a liquidity event (such as an acquisition of the Company) may never occur. It is possible that the Securities may never become convertible. For example, the Company may never sponsor an equity offering that involves preferred stock or actually receive any sought-after equity funding. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity.

Supply chain issues, stemming from COVID-19 or otherwise, could harm the Company or its operations. As a product-based company involved in designing and manufacturing complex new technology, the Company is particularly vulnerable to any supply-chain-related

disruptions or issues. COVID has caused some particularly strange issues with the global supply chain. Even a year into the pandemic there are still gaping holes in the supply chain around certain items, particularly electronics and batteries. Therefore, raw material inputs of the PowerPod, such as, but not limited to, energy conversion electronics (e.g., alternators and inverters) may become unavailable or available only at costs which exceed levels of economic feasibility. Supply chain problems may cause problems or delays with a product launch and/or continued supply chain issues for us. There may be shipping delays or excessive shipping costs for key components needed to manufacture our products. Any or all of these events could curtail or prevent Company profits.

The Company will likely need to raise additional funds at some point, and if the Company cannot raise sufficient funds it will not succeed. Even if the maximum amount of this offering is raised, the Company may (and is likely to) need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount (or target) of funds sought in this offering ("Minimum Funding Target"), it will have to find other sources of funding for some of the plans outlined in this Form C. It is expected that if we reach only our Minimum Funding Target in this offering, we will need to raise additional funds in order to complete our acquisition of our desired initial batch of inventory. We may be unable to raise such additional funds. Furthermore, our determination as to the expected costs for completing such initial inventory acquisition, and what would constitute the minimum viable quantity of such initial inventory for us, are based only on estimates which may prove to be materially inaccurate. If the Company obtains debt financing in the future, the terms of such debt (including, but not limited to, the interest rate) may prove burdensome to the Company.

Planned manufacturing techniques may prove inadequate. The company currently expects to use certain manufacturing strategies and techniques, potentially including just-in-time manufacturing within (or near) various nations or other markets where products are expected to be sold, to hopefully reduce or otherwise manage costs and risks (e.g. tariffs, shipping/customs delays) often experienced by businesses that focus all production in a single, central location that serves all markets. These strategies and techniques may prove, in fact, to be unsuccessful in reducing or managing any costs or risks and/or to not be viable in certain (or any) markets.

Nature of energy as a commodity may conceivably hurt the Company's results of operations. Energy, whether generated by wind (as envisioned with the PowerPod), solar or other means, is ultimately a commodity, making it subject to substantial downward pricing pressure. Along these lines, many alternative forms of energy exist, and if the price of one form of energy becomes lower than the form of energy for which the PowerPod is designed (wind energy), sales of the PowerPod could suffer, hurting our profitability and causing substantial losses.

Competition is likely to be or become significant. The PowerPod has already received a lot of attention from the market, which means competitors have taken notice. It's most likely only a matter of time before some other company comes out with something similar but just different enough to 'get away with it', both legally and practically speaking. That may happen before we launch or before we can take a significant portion of market share.

There is a risk of slow market adoption of the Company's technology. As the Company's

There is a risk of slow market adoption of the Company's technology. As the Company's technology is very early stage, it is possible that the prospective customer base turns out to be slower to adopt new technologies (such as the Company's) than is expected by the Company, potentially causing the Company to be unsuccessful operationally, either initially or altogether.

The anticipated costs of production are based on early forecasts, which may turn out to be significantly inaccurate, threatening the feasibility of generating profits. As mentioned above, the Company's technology is still very early stage. Thus, there is substantial likelihood that costs of production will exceed expectations. Costs of production or inventory acquisition might be or become high enough to prevent the Company from being able to produce the product at a low enough cost that would the Company to generate any profits of any kind.

Developing new product(s) or technology, as the Company is attempting to do, entails significant risks and uncertainties. We are currently in the research and development stage (prototype product only). Delays or cost overruns in the development of our PowerPod (and/or any other products) may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, difficulty finding vendors or manufacturing partners, changes to design, difficulty securing all necessary intellectual property rights and/or any number of regulatory hurdles. Any of these events, circumstances or factors could materially and adversely affect our performance and results of operations. In addition, during the time it takes to develop product there may be market changes including known or unknown competitors (that may develop better technology, business models or marketing solutions), customer demand may change, and/or the economies supporting the projected markets for the Company's product(s) may go into recession.

Our business and financial projections are only projections and may be inaccurate. There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for our final product once that product is completed and that people will consider it to be a better option than a competing product, or that the development of the product will succeed.

Our status as an early-stage company, attempting to develop new technology, gives rise to a wide array of significant risks and uncertainties. As an early-stage entity developing new technology, the Company may encounter significant difficulties such as unanticipated problems related to the development and testing of its product, initial and continuing regulatory compliance (which may prove burdensome for the Company given its size or for other reasons), inventory acquisition or production (or costs related thereto), and competitive and regulatory environments in which the Company intends to operate. It is uncertain at this state of its development if the Company will be able to effectively resolve any such problems, should they occur. If the Company cannot resolve an unanticipated problem, it may be forced to modify or abandon its business plan. Our current and proposed operations are subject to all business risks associated with new enterprises. These include, but are not limited to, fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We have never turned a profit, and there is no assurance that we will become profitable or generate sufficient revenues (or that losses will be limited) in any way.

Our technology is early stage (prototype only) and it may prove impractical or impossible to achieve the Company's technological aims. Our technology as of today is very early stage—

with the Powerpod existing only in prototype form. Our prototype has not yet fully proven (and may never fully prove) the concept on which it is based; rather, it has only, thus far, been unable to disprove such concept. It is still possible we may not be able to achieve our technical goals. In short, the technology envisioned by the Company may prove to be impossible (physically or technologically) or impractical (from a business perspective) to bring to fruition. Key assumptions or current understandings on which the technology or prototype is based may turn out to be inaccurate. Furthermore, if it is brought to fruition, the technology may prove to yield less profits (if any at all) for the Company than may be forecasted now or at any point hereafter.

Any valuation at this stage is difficult to assess and may be significantly inaccurate. The valuation for the offering was established by the Company. Unlike publicly listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups and pre-commercial enterprises, such as the Company, is difficult to assess and you may risk overpaying for your investment. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical only and are based on management's estimate of the likely results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable, but which may be largely inaccurate. Some assumptions invariably will not materialize exactly as predicted (or at all) due to various reasons, such as unanticipated events and circumstances. Therefore, actual results of operations are virtually certain to vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Investment in the Company involves high uncertainty and a broad variety of significant risks. Any investment in the Company (also sometimes referred to herein as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. This risk relates to the various risk factors described below, among others. Furthermore, the purchase of any of the SAFES (as defined hereinafter) being offered by the Company (the “Securities”) should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each potential investor should consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in any investment in the Securities.

As a small business, the Company depends heavily on key personnel and there are substantial risks to the Company related to personnel. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we will (or may) require to successfully become operational, grow our business or achieve profitability. Costs of labor may fluctuate or increase, potentially limiting or restricting the ability of the Company to achieve significant (or any) profit margins.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of

Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;

as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Halcium Energy Inc.

Utah Corporation
Organized January 2021
2 employees
1572 N 600 W
West Bountiful UT 84087 http://www.halcium.com

Business Description

Refer to the Halcium Energy profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Halcium Energy is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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